Effective as August 27, 2010, the Fund acquired all of the assets of Credit Suisse High Yield Fund (the "High Yield Fund") in exchange for shares of the Fund and the assumption by the Fund of the High Yield Fund's liabilities. Shares of the Fund were distributed to shareholders of the High Yield Fund and the High Yield Fund will be subsequently dissolved. The Agreement and Plan of Reorganization relating to the transaction were approved at a meeting of the Boards of the Funds held on May 3, 2010.